Taunus Corp
31 West 52nd Street
New York, New York 10019



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                                  January 27, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re: Filing of Schedule 13G - Templeton Vietnam and Southeast Asia Fund, Inc.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                    Sincerely,



                                                    Jeffrey A. Ruiz










Enclosures

                                         UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                         SCHEDULE 13G
                           Under the Securities Exchange Act of 1934


                        Templeton Vietnam and Southeast Asia Fund, Inc.
                            ---------------------------------------
                                        NAME OF ISSUER:


                                Common Stock ($0.001 Par Value)
                            ---------------------------------------
                                 TITLE OF CLASS OF SECURITIES


                                          88022J107
                            ---------------------------------------
                                         CUSIP NUMBER


                                        December 31, 2002
                            ---------------------------------------
                    (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [X] Rule 13d-1(b)

                  [   ]Rule 13d-1(c)

                  [   ]Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corp.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ]
(B)       [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     0
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                            0
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                        0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%

12. TYPE OF REPORTING PERSON

         HC, CO, BK

Item 1(a).        Name of Issuer:

          Templeton Vietnam and Southeast Asia Fund, Inc.("the Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                                   100 Fountain Parkway
                                   PO Box 33030
                                   St. Peterburg, FL 33733-8030

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                               31 West 52nd Street
                               New York, New York 10019


Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value

                  ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or

                        13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act;

                 (b)  [ ] Bank as defined in section 3(a)(6) of the Act;

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X ] Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [ ] Group, in accordance with Rule 13d-1
                      (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.



Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.





Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     TAUNUS CORPORATION

                             By: /s/ James T. Byrne, Jr.
                                     --------------------
                             Name: James T. Byrne, Jr.
                             Title: Secretary




Dated: 1/27/03